UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 9 February 2015
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

RESULTS
FOR THE SECOND
QUARTER AND
SIX MONTHS ENDED
31 DECEMBER 2014
Q2 FY15
Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228
KEY FEATURES
Quarter on quarter
South African operations record a fatal-free quarter
Restructuring for safe, profitable ounces continues
Gold production decreased by 10% quarter on quarter due to stoppages at Kusasalethu and Hidden Valley
Majority of operations perform in line with plans, with grade remaining consistent
Production profit of R618 million
Headline loss of R496 million, due to lower production and restructuring
FORWARD-LOOKING STATEMENTS
This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony’s financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are “forward-looking statements” for the purpose of the safe harbour provided by Section 21E of the
U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect”, “anticipates”, “believes”,
“intends”, “estimates” and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements. These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgement of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-
economic instability in the countries in which we operate.
Harmony’s Integrated Annual Report and the Form 20-F filed with the United States’ Securities and Exchange
Commission for the financial year ended 30 June 2014 are available on our website at
http://www.harmony.co.za/investors/reporting/annual-reports.
RESULTS FOR THE SECOND QUARTER ENDED 31 DECEMBER 2014
Quarter
Dec-14
Quarter
Sep-14
Q-on-Q
variance
%
Six months
Ended
Dec-14
Six months
Ended
Dec-13
Variance
%
Gold produced
– kg
8 459
9 435
(10)
17 894
19 150
(7)
– oz
271 963
303 341
(10)
575 304
615 686
(7)
Cash operating costs
– R/kg
357 111
355 693
–
356 364
316 517
(13)
– US$/oz
990
1 028
4
1 008
981
(3)
Gold sold
– kg
8 580
9 987
(14)
18 567
19 151
(3)
– oz
275 851
321 089
(14)
596 940
615 717
(3)
Underground grade
– g/t
4.78
4.84
(1)
4.81
4.69
3
Total costs and capital
– R/kg
437 708
418 910
(4)
427 797
382 407
(12)
– US$/oz
1 213
1 210
–
1 210
1 185
(2)
All-in sustaining costs
– R/kg
455 202
431 063
(6)
442 218
401 021
(10)
– US$/oz
1 262
1 245
(1)
1 251
1 242
(1)
Gold price received
– R/kg
432 963
443 690
(2)
438 733
422 386
4
– US$/oz
1 200
1 282
(6)
1 241
1 309
(5)
Production profit
– R million
618
913
(32)
1 532
2 022
(24)
– US$ million
55
85
(35)
138
201
(31)
Basic loss per share
– SAc/s
(197)
(61)
>(100)
(258)
(18)
>(100)
– USc/s
(18)
(6)
>(100)
(23)
(2)
>(100)
Headline loss
– Rm
(496)
(266)
(86)
(763)
(71)
>(100)
– US$m
(44)
(25)
(76)
(69)
(7)
>(100)
Headline loss per share
– SAc/s
(114)
(61)
(87)
(175)
(16)
>(100)
– USc/s
(10)
(6)
(67)
(16)
(2)
>(100)

CONTACT DETAILS
Corporate Office
Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za
Directors
P T Motsepe* Chairman
M Motloba*^ Deputy Chairman
G P Briggs Chief Executive Officer
F Abbott Financial Director
H E Mashego Executive Director
F F T De Buck*^ Lead independent director
J A Chissano* 1^, K V Dicks*^, Dr D S S Lushaba*^,
C Markus*^, M Msimang*^, K T Nondumo*^,
V P Pillay *^, J L Wetton*^, A J Wilkens*
* Non-executive
^ Independent
1
Mozambican
Investor relations team
Email: HarmonyIR@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)11 411 2037
Mobile: +27 (0)82 888 1242
Email: marian@harmony.co.za
Bobo Ndinisa
Investor Relations
Tel: +27 (0)11 411 2137 / 057 904 4023
Mobile: +27 (0)79 783 2051
Email: bobo@harmony.co.za
Company Secretary
Riana Bisschoff
Telephone: +27 (0)11 411 6020
Mobile: +27 (0)83 629 4706
E-mail: riana.bisschoff@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 2450
Email: meetfax@linkmarketservices.co.za
ADR
2
Depositary
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email queries: db@amstock.com
Toll Free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334
2
ADR: American Depository Receipts
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo
Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Telephone: +27 11 507 0300
Fax: +27 11 507 0503
Trading Symbols
JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Berlin Stock Exchange: HAM1
Registration number
1950/038232/06
Incorporated in the Republic of South Africa
ISIN
ZAE000015228
COMPETENT PERSON’S DECLARATION
Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC). In
South Africa Harmony appoints an ore reserve manager at each of its operations who takes responsibility for the compilation and reporting of mineral resources and mineral reserves at their operations. In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.
The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:
Resources and Reserves South Africa: Jaco Boshoff, BSc (Hons), MSc, MBA, Pr. Sci. Nat., who has 19 years’ relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP) and a member of the South African Institute of Mining and Metallurgy
(SAIMM).
Resources and Reserves Papua New Guinea: Gregory Job, BSc, MSc, who has 26 years relevant experience and is a member of the Australian
Institute of Mining and Metallurgy (AusIMM). Mr Job has sufficient experience which is relevant to the styles of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the Australasian
Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).
Mr Boshoff and Mr Job are full-time employees of Harmony Gold Mining Company Limited. These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.
Mineral Resource and Reserve information as at 30 June 2014 has not changed.

Harmony Gold Mining Company Limited
Results for the second quarter FY15 and six months ended 31 December 2014

CONTENTS
Contact details and competent persons’ declaration
1
Message from the chief executive officer
3
Operational results – quarter on quarter (Rand/Metric)
(US$/Imperial)
7
Condensed consolidated income statements (Rand)
9
Condensed consolidated statements of
comprehensive income (Rand)
10
Condensed consolidated statements of changes in
equity (Rand)
10
Condensed consolidated balance sheets (Rand)
11
Condensed consolidated cash flow statements (Rand)
12
Notes to the condensed consolidated financial
statements
13
Segment report (Rand/Metric)
17
Condensed consolidated income statements (US$)
19
Condensed consolidated statements of
comprehensive income (US$)
20
Condensed consolidated statements of changes in
equity (US$)
20
Condensed consolidated balance sheets (US$)
21
Condensed consolidated cash flow statements (US$)
22
Segment report (US$/Imperial)
23
Development results – Metric and Imperial
24
SHAREHOLDER INFORMATION
Issued ordinary share capital at 31 December 2014
436 094 323
Issued ordinary share capital at 30 September 2014
435 825 447
Market capitalisation
At 31 December 2014 (ZARm)
9 424
At 31 December 2014 (US$m)
815
At 30 September 2014 (ZARm)
10 765
At 30 September 2014 (US$m)
953
Harmony ordinary shares and ADR prices
12-month high (1 January 2014 –
31 December 2014) for ordinary shares
40.32
12-month low (1 January 2014 –
31 December 2014) for ordinary shares
17.00
12-month high (1 January 2014 –
31 December 2014) for ADRs
3.77
12-month low (1 January 2014 –
31 December 2014) for ADRs
1.56
Free float
100%
ADR ratio
1:1
JSE Limited
HAR
Range for quarter (1 October–
31 December 2014 closing prices)
R17.00 – R24.15
Average daily volume for the quarter (1 October –
31 December 2014)
2 977 951 shares
Range for quarter (1 July – 30 September 2014
closing prices)
R24.70 – R35.21
Average daily volume for the quarter
(1 July – 30 September 2014)
706 279 shares
New york stock exchange including other
US trading platforms
HMY
Range for quarter (1 October– 31 December 2014
closing prices)
US$1.56 – US$2.20
Average daily volume for the quarter
(1 October – 31 December 2014)
4 492 693
Range for quarter (1 July – 30 September 2014
closing prices)
US$2.16 – US$3.29
Average daily volume for the quarter
(1 July – 30 September 2014)
1 771 208
Investors’ calendar
2015
Q3 FY15 presentation (webcast and conference
calls only)
8 May 2015
Q4 FY15 live presentation from Johannesburg
18 August 2015
Q1 FY15 presentation (webcast and conference
calls only)
5 November 2015
Annual General Meeting
20 November 2015

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER
1. SAFETY
Harmony recorded a fatal-free quarter in South Africa – a major achievement for a deep level underground gold mining company.
Management and employees are commended for their efforts and commitment to achieving zero harm.
There was one fatality at Hidden Valley in Papua New Guinea
(PNG). An employee was fatally injured when struck by a reversing loader in the milling area. The matter was investigated and safety standards were reinforced.
2. GOLPU – A GAME CHANGER
The results of the updated Golpu prefeasibility study (PFS) were announced on the 15th of December 2014. Please refer to our
website for more details: www harmony.co.za.
The updated PFS supports our view that Golpu is a spectacular ore body with a large copper component, affordable and mineable.
Our emphasis in preparing the PFS was to create flexibility to allow the size of the project to adapt to different levels of gold and copper prices, allowing Golpu to grow over time.
Key objectives of the study have been achieved by reducing the capital of the project, lowering operating costs and improving the rate of return. Harmony intends to fund the earlier stages of the project from internal cash flows, and reviewing other funding options for the latter stages.
Our application for an environmental permit has been submitted to the Papua New Guinean Department of Environment and
Conservation. The permit relates to advanced exploration and feasibility support activities, comprising development of access roads, decline development to the ore body and associated works.
The Stage 2 Concept Study was completed and demonstrated
a technically feasible and economically viable plan to mine and process the remaining portion of the Golpu copper-gold reserve after depletion of Stage 1.
The Golpu project is a significant value accretive game-changer for Harmony.
3. OPERATIONAL RESULTS
Most of the South African operations delivered in line with their operational plans. Tshepong had an exceptional performance,
beating its production plan by 16%. Masimong and Unisel
delivered a consistent performance quarter on quarter, with
Bambanani being our most profitable mine at a cash operating cost of R253 000/kg. Target 3 was placed on care and maintenance as planned.
On 2 December 2014, Harmony announced that a new plan
would be implemented to return Kusasalethu to profitability.
The new plan will entail mining lower volumes at higher grades at a reduced cost. Kusasalethu has not returned to profitability after various setbacks. The underperformance of the mine was further exacerbated by four fires and associated illegal mining activities during the past quarter. Harmony’s intention is to restore
Kusasalethu to profitability by the end of the fourth quarter of the current financial year and we have commenced with a Section
189 process in terms of the Labour Relations Act to restructure the mine.
Hidden Valley also contributed to the quarter’s lower production, due to a fatality and a belt tear on the overland conveyor (OLC).
Both resulted in production stoppages at the mine. There was no structural damage to the OLC, but belt replacement work
was not completed until January 2015. Maintenance scheduled
for the OLC and the metallurgical plant in the first half of 2015 was brought forward and conducted while the belt was being
replaced. Ore was hauled to the mill by truck during this period, adversely impacting costs.
Gold production during the March 2015 quarter is expected to be higher once Kusasalethu’s restructuring is finalised and Hidden
Valley returns to full production, positioning our operations to benefit from higher gold prices.
Lower gold production quarter on quarter and a lower gold price resulted in a decrease in production profit to R618 million in the
December 2014 quarter, compared to R913 million in the previous quarter.
Cash operating cost for the December 2014 quarter improved
(decreased) by 10% when compared to the previous quarter.
The decrease is due to lower electricity tariffs for the summer months, amounting to R200 million. Labour cost also decreased by R63 million in the December 2014 quarter. Capital expenditure for the December 2014 quarter increased by 14% to R682 million, compared to R596  million in the September 2014 quarter, due to major capital being spent at Phakisa and maintenance capital expenditure at most of the operations. However, we are still below the planned capital expenditure for FY15.
4. FINANCIAL RESULTS
Revenue
Revenue decreased by R716 million (16%) to R3  715 million as a result of the 14% decrease in gold sold to 8 580kg and a 2%
decrease in the Rand gold price received to R432 963/kg in the
December 2014 quarter.
Production costs
The decrease in production costs in the December 2014 quarter is mainly a result of the decrease in the electricity cost of R200 million due to the decrease in the electricity price tariffs and Target 3 having been placed on care and maintenance at the end of the
September 2014 quarter.
Other items
Other items included in cost of sales increased to R272 million in the December 2014 quarter, mainly as a result of employment termination and restructuring costs of R182 million which include the retrenchments of management in service areas and employees at Kusasalethu, Target 3 and Ernest Oppenheimer Hospital.
Scrapping of property, plant and equipment
We embarked on a life-of-mine optimisation process which was completed during the December 2014 quarter. The optimisation resulted in a greater focus on mining profitable and higher grade areas at our South African operations. It also resulted in removing lower grade and unprofitable areas from the mine plan for most of the operations. In the case of Kusasalethu and Masimong the optimisation lead to the abandonment of levels and  areas with a carrying value and such areas were accordingly identified for scrapping.

Harmony Gold Mining Company Limited
Results for the second quarter FY15 and six months ended 31 December 2014

Other expenses – net
The decrease to R52 million in expenses in the December 2014 quarter is mainly due to a reduced foreign exchange translation loss recorded on the US$ syndicated loan of R69 million compared to R192  million in the September 2014 quarter. The  Rand
weakened from US$/R11.32 at 30 September 2014 to US$/R11.57
at 31 December 2014.
Loan to associate
During the December 2014 quarter, Rand Refinery Proprietary
Limited drew down on the shareholders loan, of which Harmony’s portion is R120 million.
Borrowings
The increase in the amount recorded on the balance sheet is due to the translation effect on the drawn amount of US$ 270 million.
Harmony secured a new revolving credit facility of up to US$250 million with a three year duration. The facility matures in February
2018.
5. GOLD MARKET
During the December 2014 quarter the average US dollar gold
price received decreased by 6% to US$1 200/oz, in comparison to
US$1  282/oz in the previous quarter. The decrease was partially offset by the weakening of the rand dollar exchange rate to
R11.22/US$, compared to R10.77/US$ in the September 2014
quarter. As a result, the rand gold price received decreased quarter on quarter from R443 690/kg to R432 963/kg.
The company is positioned to remain competitive in times of low gold prices and benefit from higher gold prices.
6. RESTRUCTURING FOR PROFITABILITY
6.1 Closure of Target 3
The restructuring process, which began in August 2014, was
concluded during the December 2014 quarter following the
signing of the agreement with all representative trade unions.
The majority of the affected employees were absorbed at other operations.
6.2 Closure of Ernest Oppenheimer Hospital (EOH)
Our employees have access to medical hubs at our operations, which provide medical care and wellness advice to our employees.
This strategy was implemented some two years ago. Keeping our employees healthy as well as our improved safety, resulted in EOH having fewer and fewer patients.
The hospital was licensed for 450 patients. Occupancy had,
however dropped to below 100. The unit was therefore
economically inefficient. As a result, we decided to close EOH.
Most of the functions that EOH rendered have been moved to
other hospitals in the Welkom area.
Discussions with the Department of Health as new potential owners of EOH are advanced. Should the transaction be concluded, it will enhance the ability of the province to supply healthcare to the community.
6.3 Restructuring of Kusasalethu
On 2 December 2014, notice was given to all representative trade unions of our intention to restructure Kusasalethu. Agreement was reached on the establishment of a task team to oversee the fair implementation of any mitigating alternatives to retrenchment, which includes transfers to other operations, voluntary separations, early retirements and re-skilling.
6.4 Voluntary separations for management
There were 59 management employees who opted for voluntary
retrenchment or early retirement packages as part of the central services management restructuring process.
6.5 Financial effects of the restructuring
Our decision to restructure and optimise our operations,
will contribute to a more profitable Harmony in the future.
Unprofitable areas have been scrapped to the value of R214 million at Kusasalethu and R216 million at Masimong. Refer to financial results above. Retrenchment costs of R182 million have been
recorded for the quarter.
7. WAGE NEGOTIATIONS 2015
Preparations for this year’s wage negotiations are under way, with the Gold Wage Caucus meeting regularly, both under the auspices of the Chamber of Mines and independently.
Harmony is engaging with all union shop stewards on the
fundamentals of gold mining, Harmony’s cost structures and
the  marginality of our operations. We have also increased our internal communication efforts to ensure that employees are
aware of the importance of being at work, being productive and earning their salaries and bonuses.
8. POWER SUPPLY
Since November 2014, the electricity supply in South Africa has been under pressure, with load shedding occurring at short notice.
The power supplier, Eskom, announced that this will continue in the medium term. Load shedding has resulted in production losses during the quarter.
To ensure that our employees remain safe, especially while a shift is underground and that production continues, electricity needs to be managed efficiently, thus we have implemented the following mitigating measures:
· We are focusing our efforts on the reduction and optimisation of the use of electricity at each operation. Our emphasis is on reducing our electricity demand especially during peak times.
· We continue to look for and implement opportunities for
   load shifting where an opportunity presents itself and can be implemented with the least disruption to the operation and employees.
· Remaining industrial geysers are being replaced with heat
   pumps which will be finalised in March 2015.
· We have commissioned a study to identify direct purchase
   opportunities from Independent Power Producers and other
   opportunities to source electricity outside of Eskom. The study also focuses on bringing renewable energy into our energy
   portfolio.

· Harmony is a member of the EIUG (Energy Intensive User Group of Southern Africa), who are collaborating with the Minister of Energy to implement plans in an attempt to stabilise the electricity supply risks in South Africa.
9. SILICOSIS
Harmony, Anglo American South Africa, AngloGold Ashanti, Gold
Fields and Sibanye Gold announced in November 2014, that they have formed an industry working group to address issues relating to compensation and medical care for occupational lung disease in the gold mining industry in South Africa.
The companies have begun to engage all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. These legal proceedings are being defended.
Essentially, the companies are seeking a comprehensive solution which deals both with the legacy compensation issues and future legal frameworks and which, while being fair to employees, also ensure the future sustainability of companies in the industry.
10. MORE EXCITEMENT FROM PNG
(Harmony’s 100% owned exploration area)
Drilling at Kili Teke is currently in progress with 732m completed by quarter end. At this very early stage of the drilling program, the broad zones of anomalism and their associated alteration styles and intensity are highly encouraging.
Post quarter end, drill results included 255m @ 0.24% Cu, 0.15 g/t
Au from 146m. The entire drillhole is mineralised below the
overthrust limestone. The intercept contains solid intervals of higher grade including 55m @ 0.45% Cu, 0.32 g/t Au from 160m, and some smaller intervals assaying in excess of 1% copper. From the outset, the drilling has outlined a sequence of highly altered and mineralized diorite porphyry together with narrower zones of copper-gold skarn mineralization. This greenfield project has the potential to develop into a major new copper gold find. Drilling continues.
11. CONCLUSION
In the current environment of volatile gold prices and possible deflationary trends, we are focussed – more than ever – on cost control and cash generation at existing operations. In addition, shareholder value is created through investing in Golpu, securing a sustainable, profitable future for Harmony.
Graham Briggs
Chief Executive Officer
THE INVESTMENT CASE FOR HARMONY
Firstly, we are the most efficient South African gold miner, by focusing on ways to improve our safety, production and cash
operating costs. In addition, we are a company that’s focused on the future. An investment in us is not just for short-term gain
– we aim to provide increasing long-term benefits. We are able to do this primarily by funding our own capital, which puts us in control of our business and enables us to make decisions that have a real impact on our profitability.
Secondly, we produce more than one million ounces of gold and being a leveraged gold company means that should the gold
price rise our margins would improve dramatically in percentage terms. Management clearly understands this and we continue to make tough decisions in loss-making operations when the gold price softens. However, Harmony has a huge potential upside
when the gold price strengthens, as we believe it will in the medium to long term.
One of our key strengths at Harmony is our understanding of
where we operate – on both an economic and a social level.
The countries in which we operate and have experience, South
Africa and Papua New Guinea, are both emerging economies.
They are developing countries and we are able to contribute to local communities in a way that can make a lasting difference.
For this reason, we wholeheartedly embrace our social licences to mine and endeavour to go beyond compliance.
The final reason to invest in Harmony is Golpu. It’s a resource that we’re sure will develop into a world-class copper gold mine, and will allow us to sustain our business well into the future.
Extract from the Integrated Report for the financial year 2014
“Chief executive officer discusses the major issues of
FY14 and beyond”
www.harmony.co.za

Harmony Gold Mining Company Limited
Results for the second quarter FY15 and six months ended 31 December 2014

RAND RESULTS
FOR THE SECOND QUARTER
AND SIX MONTHS ENDED
31 DECEMBER 2014
Q2 FY15

Harmony Gold Mining Company Limited
Results for the second quarter FY15 and six months ended 31 December 2014

7
OPERATING RESULTS (RAND/METRIC) (US$/IMPERIAL)

South Africa

Total
Harmony

Three
months
Ended
Underground production
Surface production
Total
South
Africa
Hidden
Valley
Kusasa-
lethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1    Bambanani
Joel
Unisel
Target 3
Total
Underground
Phoenix
Dumps
Kalgold
Total
Surface
Ore milled
– t’000
Dec-14
186
162
142
269
188
203
56
139
111
9
1 465
1 555
666
366
2 587
4 052
384
4 436
Sep-14 290 136 158 259 185 183 59 146 114 81 1 611 1 609 636 393 2 638 4 249 521 4 770
Gold produced
– kg
Dec-14
775
727
773
1 210
705
1 010
664
629
471
41
7 005
223
218
343
784
7 789
670
8 459
Sep-14 1 334 619 855 1 078 698 1 042 727 533 477 442 7 805 233 222 326 781 8 586 849 9 435
Gold produced
– oz
Dec-14
24 917
23 374
24 852
38 902
22 666
32 472
21 348
20 223
15 143
1 318
225 215
7 170
7 009
11 028
25 207
250 422
21 541
271 963
Sep-14 42 889 19 901 27 489 34 658 22 441 33 501 23 374 17 136 15 336 14 211 250 936 7 491 7 137 10 481 25 109 276 045 27 296 303 341
Yield
– g/tonne
Dec-14
4,17
4,49
5,44
4,50
3,75
4,98
11,86
4,53
4,24
4,56
4,78
0,14
0,33
0,94
0,30
1,92
1,74
1,91
Sep-14 4,60 4,55 5,41 4,16 3,77 5,69 12,32 3,65 4,18 5,46 4,84 0,14 0,35 0,83 0,30 2,02 1,63 1,98
Cash operating
costs
– R/kg
Dec-14
590 241
360 688
369 639
327 527
351 210
283 716
252 893
294 693
346 295
386 049
352 329
317 238
376 101
362 942
353 601
352 457
411 216
357 111
Sep-14 414 573 440 977 346 363 369 139 367 828 285 610 242 113 369 818 371 111 349 385 356 054 328 605 385 590 373 819 363 676 356 748 345 028 355 693
Cash operating
costs
– $/oz
Dec-14
1 636
1 000
1 025
908
973
786
701
817
960
1 071
977
879
1 042
1 006
980
977
1 140
990
Sep-14 1 198 1 274 1 001 1 067 1 063 825 699 1 069 1 072 1 009 1 029 949 1 114 1 080 1 051 1 031 997 1 028
Cash operating
costs
– R/tonne
Dec-14
2 459
1 619
2 012
1 473
1 317
1 412
2 999
1 334
1 469
1 759
1 685
45
123
340
107
678
717
681
Sep-14 1 907 2 007 1 874 1 536 1 388 1 626 2 983 1 350 1 553 1 907 1 725 48 135 310 108 721 562 704
Gold sold
– Kg
Dec-14
844
716
774
1 211
705
992
665
655
472
40
7 074
221
215
324
760
7 834
746
8 580
Sep-14 1 433 697 868 1 096 709 1 090 739 630 485 462 8 209 258 239 358 855 9 064 923 9 987
Gold sold
– oz
Dec-14
27 135
23 020
24 885
38 934
22 666
31 893
21 380
21 059
15 175
1 286
227 433
7 105
6 912
10 417
24 434
251 867
23 984
275 851
Sep-14 46 072 22 409 27 907 35 237 22 795 35 044 23 759 20 255 15 593 14 854 263 925 8 295 7 684 11 510 27 489 291 414 29 675 321 089
Revenue
(R’000)
Dec-14
368 922
310 710
334 833
523 472
305 679
428 602
288 451
283 735
204 258
17 519
3 066 181
95 610
92 441
139 917
327 968       3 394 149
320 670       3 714 819
Sep-14 635 948 309 439 385 455 486 350 314 566 483 669 328 079 279 430 215 453 204 975 3 643 364 114 586 106 905 158 640
380 131       4 023 495
407 641       4 431 136
Cash operating
costs
(R’000)
Dec-14
457 437
262 220
285 731
396 308
247 603
286 553
167 921
185 362
163 105
15 828
2 468 068
70 744
81 990
124 489
277 223       2 745 291
275 515       3 020 806
Sep-14 553 041 272 965 296 140 397 932 256 744 297 606 176 016 197 113 177 020 154 428 2 779 005 76 565 85 601 121 865
284 031       3 063 036
292 929       3 355 965
Inventory
movement
(R’000)
Dec-14
24 957
(5 034)
5 278
1 831
2 797
(2 277)
4 359
11 097
2 143
(321)
44 830
(319)
(393)
(4 271)
(4 983)
39 847
35 755
75 602
Sep-14 29 247 35 654 1 826 9 085 1 274 13 923 (1 481) 25 540 (11) 7 238 122 295 9 620 6 603 9 954 26 177 148 472 13 517 161 989
Operating costs
(R’000)
Dec-14
482 394
257 186
291 009
398 139
250 400
284 276
172 280
196 459
165 248
15 507
2 512 898
70 425
81 597
120 218
272 240       2 785 138
311 270       3 096 408
Sep-14 582 288 308 619 297 966 407 017 258 018 311 529 174 535 222 653 177 009 161 666 2 901 300 86 185 92 204 131 819
310 208        3 211 508
306 446       3 517 954
Production profit   (R’000)
Dec-14
(113 472)
53 524
43 824
125 333
55 279
144 326
116 171
87 276
39 010
2 012
553 283
25 185
10 844
19 699
55 728
609 011
9 400
618 411
Sep-14 53 660 820 87 489 79 333 56 548 172 140 153 544 56 777 38 444 43 309 742 064 28 401 14 701 26 821 69 923 811 987 101 195 913 182
Production profit   ($’000)
Dec-14
(10 112)
4 770
3 905
11 170
4 927
12 862
10 353
7 777
3 476
179
49 307
2 244
967
1 756
4 967
54 274
838
55 112
Sep-14 4 984 76 8 127 7 370 5 253 15 991 14 264 5 275 3 571 4 023 68 934 2 638 1 366 2 490 6 494 75 428 9 400 84 828
Capital
expenditure
(R’000)
Dec-14
122 185
73 259
127 836
87 070
48 441
69 120
39 338
59 654
31 380
–
658 283
414
2 487
8 770
11 671
669 954
11 814
681 768
Sep-14 124 368 55 554 85 185 83 513 40 526 73 614 24 540 30 778 29 229 20 437 567 744 634 503 6 420 7 557 575 301 21 153 596 454
Capital
expenditure
($’000)
Dec-14
10 888
6 528
11 392
7 759
4 317
6 160
3 506
5 316
2 796
–
58 662
37
222
782
1 041
59 703
1 053
60 756
Sep-14 11 553 5 160 7 913 7 758 3 765 6 838 2 280 2 859 2 715 1 898 52 739 59 47 596 702 53 441 1 965 55 406
Cash operating
cost and capital
– R/kg
Dec-14
747 899
461 457
535 016
399 486
419 921
352 151
312 137
389 533
412 919
386 049
446 303
319 094
387 509
388 510
368 487
438 470
428 849
437 708
Sep-14 507 803 530 725 445 994 446 609 425 888 356 257 275 868 427 563 432 388 395 622 428 796 331 326 387 856 393 512 373 352 423 752 369 943 418 910
Cash operating
cost and capital
– $/oz
Dec-14
2 073
1 279
1 483
1 107
1 164
976
865
1 080
1 144
1 071
1 237
884
1 074
1 077
1 021
1 215
1 189
1 213
Sep-14 1 467 1 533 1 289 1 290 1 231 1 029 797 1 235 1 249 1 143 1 239 957 1 121 1 137 1 079 1 224 1 069 1 210
All-in sustaining
costs
– R/kg
Dec-14
743 336
470 383
503 210
416 470
443 880
374 820
303 254
376 107
435 600
405 170
454 139
320 538
404 276
414 402
384 243
447 513
535 921
455 202
Sep-14 516 475 542 644 455 711 467 277 443 372 369 043 271 532 402 722 446 757 410 359 438 942 336 607 398 180 404 573 382 277 433 919 403 002 431 063
All-in sustaining
costs
– $/oz
Dec-14
2 060
1 304
1 395
1 154
1 230
1 039
841
1 042
1 207
1 123
1 259
889
1 121
1 149
1 065
1 240
1 486
1 262
Sep-14 1 492 1 568 1 317 1 350 1 281 1 066 785 1 164 1 291 1 186 1 268 973 1 150 1 169 1 104 1 254 1 163 1 245

CONDENSED CONSOLIDATED INCOME STATEMENTS (RAND)
Figures in million
Note
Quarter ended
Six months ended
30 June
2014
(Audited)
31 Dec
2014
(Unaudited)
30 Sep
2014
(Unaudited)
31 Dec
2013
(Unaudited)
31 Dec
2014
(Unaudited)
31 Dec
2013
(Reviewed)
Revenue
3 715
4 431 4 071
8 146
8 089
15 682
Cost of sales 2
(3 970)
(4 319) (3 817)
(8 289)
(7 552)
(16 088)
Production costs
(3 096)
(3 518) (3 086)
(6 614)
(6 067)
(11 888)
Amortisation and depreciation
(602)
(650) (565)
(1 252)
(1 142)
(2 143)
Impairment of assets
–
– –
–
–
(1 439)
Other items
(272)
(151) (166)
(423)
(343)
(618)
Gross (loss)/profit
(255)
112 254
(143)
537
(406)
Corporate, administration and other
expenditure
(83)
(111) (102)
(194)
(210)
(430)
Social investment expenditure
(15)
(24) (21)
(39)
(59)
(88)
Exploration expenditure
(95)
(85) (112)
(180)
(254)
(458)
Profit on sale of property, plant and
equipment
1
– –
1
–
30
Loss on scrapping of property, plant and
equipment
4
(430)
– –
(430)
–
–
Other expenses (net) 6
(52)
(187) (140)
(239)
(139)
(208)
Operating loss
(929)
(295) (121)
(1 224)
(125)
(1 560)
Profit/(loss) from associates 5
–
– 4
–
7
(109)
(Impairment)/profit on disposal of
investments
–
– –
–
(7)
7
Net gain on financial instruments
8
7 39
15
113
170
Investment income
59
51 50
110
95
220
Finance cost
(67)
(65) (57)
(132)
(117)
(277)
Loss before taxation
(929)
(302) (85)
(1 231)
(34)
(1 549)
Taxation
73
36 (6)
109
(44)
279
Normal taxation
(4)
1 –
(3)
(49)
(24)
Deferred taxation
77
35 (6)
112
5
303
Net loss for the period
(856)
(266) (91)
(1 122)
(78)
(1 270)
Attributable to:
Owners of the parent
(856)
(266) (91)
(1 122)
(78)
(1 270)
Loss per ordinary share (cents)
3
Basic loss
(197)
(61) (21)
(258)
(18)
(293)
Diluted loss
(197)
(61) (21)
(258)
(18)
(293)
The accompanying notes are an integral part of these condensed consolidated financial statements.

Harmony Gold Mining Company Limited
Results for the second quarter FY15 and six months ended 31 December 2014

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(RAND)
The unaudited condensed consolidated financial statements for the six months ended 31 December 2014 have been prepared by
Harmony Gold Mining Company Limited’s corporate reporting team headed by Herman Perry. This process was supervised by the financial director, Frank Abbott and approved by the board of Harmony Gold Mining Company Limited. These financial statements have not been audited or independently reviewed.
Figures in million
Quarter ended
Six months ended
30 June
2014
(Audited)
31 Dec
2014
(Unaudited)
30 Sep
2014
(Unaudited)
31 Dec
2013
(Unaudited)
31 Dec
2014
(Unaudited)
31 Dec
2013
(Reviewed)
Net loss for the period
(856)
(266) (91)
(1 122)
(78)
(1 270)
Other comprehensive (loss)/income for the
period, net of income tax
(114)
179 378
65
(317)
(140)
Items that may be reclassified subsequently to
profit or loss:
(114)
179 378
65
(317)
(109)
Foreign exchange translation
(114)
179 370
65
(324)
(108)
Movements on investments
–
– 8
–
7
(1)
Items that will be reclassified
to profit or loss:
–
– –
–
–
(31)
Actuarial loss recognised during the year
–
– –
–
–
(38)
Deferred tax thereon
–
– –
–
–
7
Total comprehensive
(loss)/income for the period
(970)
(87) 287
(1 057)
(395)
(1 410)
Attributable to:
Owners of the parent
(970)
(87) 287
(1 057)
(395)
(1 410)
The accompanying notes are an integral part of these condensed consolidated financial statements.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (RAND)
for the six months ended 31 December 2014 (unaudited)
Figures in million
Share
capital
Other
reserves
(Accumulated
loss)/
retained
earnings
Total
Balance – 30 June 2014
28 325
3 539
(822)
31 042
Share-based payments
–
129
–
129
Net loss for the period
–
–
(1 122)
(1 122)
Other comprehensive income for the period
–
65
–
65
Balance – 31 December 2014
28 325
3 733
(1 944)
30 114
Balance – 30 June 2013 28 325 3 442 448 32 215
Share-based payments – 145 – 145
Net loss for the period – – (78) (78)
Other comprehensive loss for the period – (317) – (317)
Balance – 31 December 2013 28 325 3 270 370 31 965
The accompanying notes are an integral part of these condensed consolidated financial statements.
The condensed consolidated statement of changes in equity for the six months ended 31 December 2013 has been reviewed.

CONDENSED CONSOLIDATED BALANCE SHEETS (RAND)
Figures in million
Note
At
31 Dec
2014
(Unaudited)
At
30 Sep
2014
(Unaudited)
At
30 June
2014
(Audited)
At
31 Dec
2013
(Reviewed)
ASSETS
Non-current assets
Property, plant and equipment
4
32 843
33 232 33 069
32 663
Intangible assets
883
885 886
2 193
Restricted cash
42
38 42
38
Restricted investments
2 366
2 329 2 299
2 180
Deferred tax assets
71
76 81
91
Investments in associates 5
–
– –
115
Loan to associate 5
120
– –
–
Investments in financial assets
5
4 4
4
Inventories
50
50 50
57
Total non-current assets
36 380
36 614 36 431
37 341
Current assets
Inventories
1 337
1 390 1 534
1 423
Trade and other receivables
822
693 951
1 149
Income and mining taxes
43
94 110
106
Restricted cash
15
15 15
15
Cash and cash equivalents
1 374
2 281 1 829
2 323
3 591
4 473 4 439
5 016
Non-current assets and assets of disposal groups classified as held for sale
–
– –
46
Total current assets
3 591
4 473 4 439
5 062
Total assets
39 971
41 087 40 870
42 403
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
28 325
28 325 28 325
28 325
Other reserves
3 733
3 787 3 539
3 270
(Accumulated loss)/retained earnings
(1 944)
(1 088) (822)
370
Total equity
30 114
31 024 31 042
31 965
Non-current liabilities
Deferred tax liabilities
2 562
2 640 2 680
3 000
Provision for environmental rehabilitation
2 170
2 148 2 098
2 016
Retirement benefit obligation
255
251 247
201
Other non-current liabilities 7
42
40 95
71
Borrowings 6
–
– 2 860
3 280
Total non-current liabilities
5 029
5 079 7 980
8 568
Current liabilities
Borrowings
6
3 121
3 052 –
–
Income and mining taxes
–
9 –
–
Trade and other payables
1 707
1 923 1 848
1 870
Total current liabilities
4 828
4 984 1 848
1 870
Total equity and liabilities
39 971
41 087 40 870
42 403
The accompanying notes are an integral part of these condensed consolidated financial statements.

Harmony Gold Mining Company Limited
Results for the second quarter FY15 and six months ended 31 December 2014

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (RAND)
Figures in million
Quarter ended
Six months ended
Year ended
30 June
2014
(Audited)
31 Dec
2014
(Unaudited)
30 Sep
2014
(Unaudited)
31 Dec
2013
(Unaudited)
Restated*
31 Dec
2014
(Unaudited)
31 Dec
2013
(Reviewed)
Restated
#
Cash flow from operating activities
Cash (utilised)/generated by operations
(64)
1 071 727
1 007
1 031
2 247
Interest and dividends received
30
25 32
55
58
139
Interest paid
(23)
(23) (21)
(46)
(50)
(121)
Income and mining taxes refunded/(paid)
39
25 (28)
64
(28)
3
Cash (utilised)/generated by operating
activities
(18)
1 098 710
1 080
1 011
2 268
Cash flow from investing activities
(Increase)/decrease in restricted cash
(4)
4 –
–
–
(6)
Decrease/(increase) in restricted investments
–
1 –
1
–
(24)
Proceeds on disposal of investments
–
– –
–
–
51
Loan to associate
(120)
– –
(120)
–
–
Other investing activities
–
– (1)
–
(10)
–
Net additions to property, plant and
equipment
1
(748)
(651) (651)
(1 399)
(1 335)
(2 661)
Cash utilised by investing activities
(872)
(646) (652)
(1 518)
(1 345)
(2 640)
Cash flow from financing activities
Borrowings raised
–
– –
–
612
612
Borrowings repaid
–
– (3)
–
(6)
(468)
Cash (utilised)/generated by financing
activities
–
– (3)
–
606
144
Foreign currency translation adjustments
(17)
– (20)
(17)
(38)
(32)
Net (decrease)/increase in cash and cash
equivalents
(907)
452 35
(455)
234
(260)
Cash and cash equivalents – beginning of
period
2 281
1 829 2 288
1 829
2 089
2 089
Cash and cash equivalents – end of period
1 374
2 281 2 323
1 374
2 323
1 829
1
Includes capital expenditure for Wafi-Golpu and other international projects of R1 million in the December 2014 quarter (September 2014 quarter: R15 million)
(December 2013 quarter: Rnil) and R12 million in the year ended 30 June 2014.
* Cash generated by operating activities and cash utilised by investing activities previously reported as R683 million and (R625 million) restated to R710 million and
(R652 million) respectively in the December 2013 quarter. This is mainly related to the change in accounting policy for IFRIC 20.
#
Cash generated by operating activities and cash utilised by investing activities previously reported as R918 million and (R1 252 million) restated to R1 011 million and
(R1 345 million) respectively in the six months ended 31 December 2013. This is mainly related to the change in accounting policy for IFRIC 20.
The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the six months ended 31 December 2014 (Rand)
1.
Accounting policies
Basis of accounting
The condensed consolidated financial statements for the six months ended 31 December 2014 have been prepared in accordance with IAS 34, Interim Financial Reporting, JSE Listings Requirements, SAICA Financial Reporting Guides as issued by the Accounting
Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council, and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2014, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting
Standards Board.
The following accounting standards, amendments to standards and new interpretations have been adopted with effect from
1 July 2014 and had no impact on the financial results of the group:
IFRSs Annual Improvements 2010 – 2012 Cycle
IAS 32 Amendment – Presentation – Offsetting Financial Assets and Financial Liabilities
IAS 36 Amendment – Impairment of Assets – Recoverable amount disclosures for non-financial assets
IFRIC 21 Levies
2.
Cost of sales
Figures in million
Quarter ended
Six months ended
Year ended
30 June
2014
(Audited)
31 Dec
2014
(Unaudited)
30 Sep
2014
(Unaudited)
31 Dec
2013
(Unaudited)
31 Dec
2014
(Unaudited)
31 Dec
2013
(Reviewed)
Production costs – excluding royalty
3 074
3 486 3 047
6 560
5 990
11 761
Royalty expense
22
32 39
54
77
127
Amortisation and depreciation
602
650 565
1 252
1 142
2 143
Impairment of assets
–
– –
–
–
1 439
Rehabilitation expenditure/(credit)
1
5
14 (15)
19
–
8
Care and maintenance cost of
restructured shafts
20
17 18
37
35
66
Employment termination and
restructuring costs
2
182
48 50
230
144
274
Share-based payments
66
73 113
139
164
270
Other
(1)
(1) –
(2)
–
–
Total cost of sales
3 970
4 319 3 817
8 289
7 552
16 088
1
Included in the December 2014 quarter is a credit of R11 million as a result of work performed in the Free State and at Deelkraal, resulting in a reduction in the rehabilitation liability.
2
The September 2014 quarter total includes amounts provided for employees of Target 3. The December 2014 quarter total includes amounts relating to management retrenchments and retrenchment of employees at Target 3, Ernest Oppenheimer Hospital and a provision for Kusasalethu.

Harmony Gold Mining Company Limited
Results for the second quarter FY15 and six months ended 31 December 2014

3.
(Loss)/earnings per share
Quarter ended
Six months ended
Year ended
30 June
2014
(Audited)
31 Dec
2014
(Unaudited)
30 Sep
2014
(Unaudited)
31 Dec
2013
(Unaudited)
31 Dec
2014
(Unaudited)
31 Dec
2013
(Reviewed)
Weighted average number of shares
(million)
434.2
434.1 432.9
434.1
432.8
433.2
Weighted average number of diluted
shares (million)
435.2
435.4 433.4
436.1
433.8
434.7
Total (loss)/earnings per share (cents):
Basic loss
(197)
(61) (21)
(258)
(18)
(293)
Diluted loss
(197)
(61) (21)
(258)
(18)
(293)
Headline (loss)/earnings
(114)
(61) (21)
(175)
(16)
26
Diluted headline (loss)/earnings
(114)
(61) (21)
(175)
(16)
26
Figures in million
Reconciliation of headline (loss)/
earnings:
Net loss
(856)
(266) (91)
(1 122)
(78)
(1 270)
Adjusted for:
Impairment/(profit on disposal) of
investments
1
–
– –
–
7
(7)
Impairment of assets
–
– –
–
–
1 439
Taxation effect on impairment of assets
–
– –
–
–
(24)
Profit on sale of property, plant and
equipment
(1)
– –
(1)
–
(30)
Taxation effect of profit on sale of
property, plant and equipment
–
– –
–
–
6
Loss on scrapping of property, plant and
equipment
430
– –
430
–
–
Taxation effect on loss of scrapping of
property, plant and equipment
(69)
– –
(69)
–
–
Headline (loss)/earnings
(496)
(266) (91)
(763)
(71)
114
1
There is no taxation effect on these items.
4.
Loss on scrapping of property, plant and equipment
During the financial year, management and the South African operations embarked on a life-of-mine optimisation process which was finalised at the end of the December 2014 quarter. The optimisation ensured greater focus on mining profitable and higher grade areas at our operations and therefore resulted in the abandonment of lower grade and unprofitable areas from the life-of-
mine plan for most of the operations.
In the case of Kusasalethu and Masimong, the optimisation lead to the abandonment of levels and areas with a carrying value. The abandonment of these areas, resulted in the derecognition of property, plant and equipment as no future economic benefits are expected from its use or disposal and a loss on scrapping of property, plant and equipment of R214 million on Kusasalethu and
R216 million on Masimong was recorded in the December 2014 quarter.
5.
Investment in associate
Harmony holds a 10.38% share in Rand Refinery Proprietary Limited (Rand Refinery). Due to the issues experienced at Rand Refinery following the implementation of a new Enterprise Resource Planning (ERP) system on 1 April 2013, Harmony provided for its full share of loss for the inventory discrepancy and recognised a R127 million loss in the June 2014 quarter.
As a precautionary measure following the challenges experienced by the implementation of the software system, Rand Refinery’s shareholders have extended Rand Refinery an irrevocable, subordinated loan facility of up to R1.2 billion. The facility is convertible to equity after a period of two years. The agreements relating to the facility were signed on 23 July 2014.
During the December 2014 quarter, Rand Refinery Proprietary Limited drew down R1.02 billion on the shareholders loan. Harmony’s portion of the shareholders’ loan was R120 million. Interest on the facility is JIBAR plus a margin of 3.5%.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
for the six months ended 31 December 2014 (Rand)
6.        Borrowings
The drawn level on the US$ syndicated revolving credit facility remains at US$270 million. The weakening of the Rand against the
US$ resulted in a foreign exchange translation loss of R69 million being recorded in the December 2014 quarter (September 2014 quarter: R192 million), increasing the borrowings balance and Other expenses (net). The facility is repayable by September 2015. As a result, the borrowings balance was reclassified to current liabilities.
Harmony secured a new revolving credit facility of up to US$250 million with a three-year duration. The facility matures in
February 2018.
The debt covenants on all facilities are as follows:
At 31 December 2014, the full amount was available on the Nedbank revolving credit facility of R1.3 billion. The facility is available until December 2016.
7.
Other non-current liabilities
During the September 2014 quarter, negotiations were entered into with the claimants in the matter relating to the pumping and treatment cost of fissure water in the Klerksdorp, Orkney, Stilfontein and Hartbeesfontein (KOSH) Basin. Payment of R24 million was made to Simmer and Jack Investments (Pty) Limited as full and final settlement during the September 2014 quarter. The amount owing to Anglogold Ashanti Limited was reclassified to trade and other payables at 30 September 2014 and the full and final settlement of R30 million was made in October 2014.
8.
Financial risk management activities
Fair value determination
The following table presents the group's assets and liabilities that are measured at fair value by level within the fair value hierarchy:
Level 1: Quoted prices (unadjusted) in active markets for identical assets;
Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);
Level 3: Inputs for the asset that are not based on observable market data (that is unobservable inputs).
Figures in million
At
31 Dec
2014
(Unaudited)
At
30 Sep
2014
(Unaudited)
At
30 June
2014
(Audited)
At
31 Dec
2013
(Reviewed)
Available-for-sale financial assets
1
Level 1
–
– –
46
Level 2
–
– –
–
Level 3
5
4 4
4
Fair value through profit or loss
2
Level 1
–
– –
–
Level 2
375
632 798
934
Level 3
–
– –
–
1
Level 1 fair values are directly derived from actively traded shares on the JSE.
Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis.
2
The majority of the level 2 fair values are directly derived from the Shareholders Weighted Top 40 index (SWIX 40) on the JSE, and are discounted at market interest rate.
9.
Commitments and contingencies
Figures in million
At
31 Dec
2014
(Unaudited)
At
30 Sep
2014
(Unaudited)
At
30 June
2014
(Audited)
At
31 Dec
2013
(Reviewed)
Capital expenditure commitments:
Contracts for capital expenditure
172
206 157
322
Authorised by the directors but not contracted for
1 646
2 359 519
1 152
1 818
2 565 676
1 474
This expenditure will be financed from existing resources and, where appropriate, borrowings.

Harmony Gold Mining Company Limited
Results for the second quarter FY15 and six months ended 31 December 2014

Contingent liabilities
For a detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended
30 June 2014, available on the group's website (www.harmony.co.za). There were no significant changes in contingencies since
30 June 2014.
10.      Related parties
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group. There have been no transactions with related parties during the six months ended 31 December 2014.
11.      Subsequent events
There were no subsequent events to report.
12.      Segment report
The segment report follows on page 17.
13.      Reconciliation of segment information to condensed consolidated income statements and balance sheets
Figures in million
Six months ended
31 Dec
2014
(Unaudited)
31 Dec
2013
(Reviewed)
The “Reconciliation of segment information to condensed consolidated financial statements” line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report:
Reconciliation of production profit to gross (loss)/profit
Total segment revenue
8 146
8 089
Total segment production costs
(6 614)
(6 067)
Production profit per segment report
1 532
2 022
Depreciation
(1 252)
(1 142)
Other cost of sales items
(423)
(343)
Gross (loss)/profit as per income statements
1
(143)
537
1
The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.
Figures in million
At
31 Dec
2014
(Unaudited)
At
31 Dec
2013
(Reviewed)
Reconciliation of total segment mining assets to consolidated property, plant and equipment
Property, plant and equipment not allocated to a segment
Mining assets
791
1 133
Undeveloped property
5 139
5 139
Other non-mining assets
162
89
Wafi-Golpu assets
1 105
1 069
7 197
7 430

SEGMENT REPORT (RAND/METRIC)
for the six months ended 31 December 2014 (unaudited)
Revenue
31 Dec
Production cost
31 Dec
Production
(loss)/profit
31 Dec
Mining assets
31 Dec
Capital
expenditure
#
31 Dec
Kilograms
produced
31 Dec
Tonnes milled
31 Dec
2014
2013
2014
2013
2014
2013
2014
2013
2014
2013
2014
2013
2014
2013
R million
R million
R million
R million
R million
kg
t’000
South Africa
Underground
Kusasalethu
1 005
965
1 065
867
(60)
98
3 526
3 502
247
250
2 109
2 412
476
631
Doornkop
620
707
566
581
54
126
3 332
3 380
129
124
1 346
1 637
298
474
Phakisa
720
625
589
546
131
79
4 625
4 530
213
189
1 628
1 461
300
293
Tshepong
1 010
861
805
707
205
154
3 997
3 986
171
146
2 288
2 011
528
468
Masimong
620
617
508
516
112
101
879
1 021
89
78
1 403
1 442
373
350
Target 1
912
999
596
525
316
474
2 799
2 690
143
126
2 052
2 322
386
384
Bambanani
(a)
617
691
347
356
270
335
842
881
64
62
1 391
1 613
115
129
Joel
563
580
419
349
144
231
513
354
90
80
1 162
1 371
285
308
Unisel
420
423
342
311
78
112
625
347
61
42
948
988
225
215
Target 3
222
316
177
289
45
27
546
508
20
72
483
742
90
157
Surface
All other surface operations
709
652
582
485
127
167
475
472
19
25
1 565
1 604
5 225
5 382
Total South Africa
7 418
7 436
5 996
5 532
1 422
1 904
22 159
21 671
1 246
1 194
16 375
17 603
8 301
8 791
International
Hidden Valley
728
653
618
535
110
118
3 487
3 562
33
68
1 519
1 547
905
1 009
Total international
728
653
618
535
110
118
3 487
3 562
33
68
1 519
1 547
905
1 009
Total operations
8 146
8 089
6 614
6 067
1 532
2 022
25 646
25 233
1 279
1 262
17 894
19 150
9 206
9 800
Reconciliation of the segment
information to the condensed
consolidated financial statements
(refer to note 13)
7 197
7 430
8 146
8 089
6 614
6 067
32 843
32 663
#
Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of R16 million (2013: Rnil).
(a)
Includes Steyn 2 for the December 2013 amounts.
The segment report for the six months ended 31 December 2013 has been reviewed, except for production statistics.

Harmony Gold Mining Company Limited
Results for the second quarter FY15 and six months ended 31 December 2014

US$ RESULTS
FOR THE SECOND QUARTER
AND SIX MONTHS ENDED
31 DECEMBER 2014
Q2 FY15

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)
(Convenience translation)
Figures in million
Quarter ended
Six months ended
Year ended
30 June
2014
(Audited)
31 Dec
2014
(Unaudited)
30 Sep
2014
(Unaudited)
31 Dec
2013
(Unaudited)
31 Dec
2014
(Unaudited)
31 Dec
2013
(Unaudited)
Revenue
327
412 402
739
805
1 515
Cost of sales
(354)
(401) (377)
(753)
(752)
(1 549)
Production costs
(276)
(327) (305)
(601)
(604)
(1 148)
Amortisation and depreciation
(54)
(60) (56)
(114)
(114)
(207)
Impairment of assets
–
– –
–
–
(135)
Other items
(24)
(14) (16)
(38)
(34)
(59)
Gross (loss)/profit
(27)
11 25
(14)
53
(34)
Corporate, administration and other
expenditure
(8)
(10) (10)
(18)
(21)
(42)
Social investment expenditure
(1)
(2) (2)
(3)
(6)
(9)
Exploration expenditure
(8)
(8) (11)
(16)
(25)
(44)
Profit on sale of property, plant and equipment
–
– –
–
–
3
Loss on scrapping of property, plant and
equipment
(38)
– –
(38)
–
–
Other expenses (net)
(5)
(18) (14)
(23)
(14)
(20)
Operating loss
(87)
(27) (12)
(112)
(13)
(146)
Profit/(loss) from associates
–
– –
–
1
(10)
(Impairment)/profit on disposal of investments
–
– –
–
(1)
1
Net gain on financial instruments
1
1 4
2
12
16
Investment income
6
4 5
10
10
21
Finance cost
(6)
(6) (6)
(12)
(12)
(27)
Loss before taxation
(86)
(28) (9)
(112)
(3)
(145)
Taxation
7
3 (1)
10
(5)
27
Normal taxation
–
– –
–
(5)
(2)
Deferred taxation
7
3 (1)
10
–
29
Net loss for the period
(79)
(25) (10)
(102)
(8)
(118)
Attributable to:
Owners of the parent
(79)
(25) (10)
(102)
(8)
(118)
Loss per ordinary share (cents)
Basic loss
(18)
(6) (2)
(23)
(2)
(27)
Diluted loss
(18)
(6) (2)
(23)
(2)
(27)
The currency conversion average rates for the quarter ended: December 2014: US$1 = R11.22 (September 2014: US$1 = R10.77,
December 2013: US$1 = R10.12). For year ended: June 2014: US$1 = R10.35. Six months ended: December 2014: US$1 = R10.99
(December 2013: US$1 = R10.04).
The income statement for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.

Harmony Gold Mining Company Limited
Results for the second quarter FY15 and six months ended 31 December 2014

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)
(Convenience translation)
Note on convenience translations
Except where specific statements have been extracted from 2014 annual financial statements, the requirements of IAS 21,
The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on page 19 to 23.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)
for the six months ended 31 December 2014 (Convenience translation) (unaudited)
Figures in million
Quarter ended
Six months ended
Year ended
30 June
2014
(Audited)
31 Dec
2014
(Unaudited)
30 Sep
2014
(Unaudited)
31 Dec
2013
(Unaudited)
31 Dec
2014
(Unaudited)
31 Dec
2013
(Unaudited)
Net loss for the period
(79)
(25) (10)
(102)
(8)
(118)
Other comprehensive (loss)/income for the
period, net of income tax
(11)
17 38
6
(31)
(209)
Items that may be reclassified subsequently to
profit or loss:
(11)
17 38
6
(31)
(206)
Foreign exchange translation
(11)
17 37
6
(32)
(206)
Movements on investments
–
– 1
–
1
–
Items that will not be reclassified to profit or
loss:
–
– –
–
–
(3)
Acturial loss recognised during the year
–
– –
–
–
(4)
Deferred taxation thereon
–
– –
–
–
1
Total comprehensive
(loss)/income for the period
(90)
(8) 28
(96)
(39)
(327)
Attributable to:
Owners of the parent
(90)
(8) 28
(96)
(39)
(327)
The currency conversion average rates for the quarter ended: December 2014: US$1 = R11.22 (September 2014: US$1 = R10.77,
December 2013: US$1 = R10.12). For year ended: June 2014: US$1 = R10.35. Six months ended: December 2014: US$1 = R10.99
(December 2013: US$1 = R10.04).
The statement of comprehensive income for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.
Figures in million
Share
capital
Other
reserves
(Accumulated
loss)/
retained
earnings
Total
Balance – 30 June 2014
2 448
306
(71)
2 683
Share-based payments
–
11
–
11
Net loss for the period
–
–
(97)
(97)
Other comprehensive income for the period
–
6
–
6
Balance – 31 December 2014
2 448
323
(168)
2 603
Balance – 30 June 2013 2 708 329 43 3 080
Share-based payments – 14 – 14
Net loss for the period – – (7) (7)
Other comprehensive loss for the period – (30) – (30)
Balance – 31 December 2013
2 708 313 36 3 057
The currency conversion closing rates for the six months ended 31 December 2014: US$1 = R11.57 (December 2013: US$1 = R10.46).

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)
(Convenience translation)
Figures in million
At
31 Dec
2014
(Unaudited)
At
30 Sep
2014
(Unaudited)
At
30 June
2014
(Audited)
At
31 Dec
2013
(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment
2 839
2 937 3 116
3 123
Intangible assets
76
78 84
210
Restricted cash
4
3 4
4
Restricted investments
205
206 217
209
Deferred tax assets
6
7 8
9
Investments in associates
–
– –
11
Loan to associate
10
– –
–
Inventories
4
4 5
6
Total non-current assets
3 144
3 235 3 434
3 572
Current assets
Inventories
116
123 145
136
Trade and other receivables
71
61 90
110
Income and mining taxes
4
8 10
10
Restricted cash
1
1 1
1
Cash and cash equivalents
119
202 172
222
311
395 418
479
Non-current assets and assets of disposal groups classified as held for sale
–
– –
4
Total current assets
311
395 418
483
Total assets
3 455
3 630 3 852
4 055
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
2 448
2 503 4 035
2 708
Other reserves
323
335 (887)
313
(Accumulated loss)/retained earnings
(168)
(96) (223)
36
Total equity
2 603
2 742 2 925
3 057
Non-current liabilities
Deferred tax liabilities
221
233 253
287
Provision for environmental rehabilitation
188
190 198
193
Retirement benefit obligation
22
22 23
19
Other non-current liabilities
4
4 9
7
Borrowings
–
– 270
313
Total non-current liabilities
435
449 753
819
Current liabilities
Borrowings
270
270 –
–
Income and mining taxes
–
1 –
–
Trade and other payables
147
168 174
179
Total current liabilities
417
439 174
179
Total equity and liabilities
3 455
3 630 3 852
4 055
The balance sheet for December 2014 converted at a conversion rate of US$1 = R11.57 (September 2014 : US$1 = R11.32, June 2014:
US$1 = R10.61, December 2013 : US$1 = R10.46).
The balance sheet at 30 June 2014 has been extracted from the 2014 annual financial statements.

Harmony Gold Mining Company Limited
Results for the second quarter FY15 and six months ended 31 December 2014

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)
(Convenience translation)
Figures in million
Quarter ended
Six months ended
Year ended
30 June
2014
(Audited)
31 Dec
2014
(Unaudited)
30 Sep
2014
(Unaudited)
31 Dec
2013
(Unaudited)
Restated*
31 Dec
2014
(Unaudited)
31 Dec
2013
(Reviewed)
Restated
#
Cash flow from operating activities
Cash (utilised)/generated by operations
(6)
99 72
92
102
218
Interest and dividends received
3
2 3
5
6
13
Interest paid
(2)
(2) (2)
(4)
(5)
(12)
Income and mining taxes refunded/(paid)
3
2 (3)
6
(3)
–
Cash (utilised)/generated by operating
activities
(2)
101 70
99
100
219
Cash flow from investing activities
Increase in restricted cash
–
– –
–
–
(1)
Increase in restricted investments
–
– –
–
–
(2)
Proceeds on disposal of investments
–
– –
–
–
5
Loan to associate
(11)
– –
(11)
–
–
Other investing activities
–
– –
–
(1)
–
Net additions to property, plant and
equipment
1
(67)
(60) (65)
(127)
(133)
(257)
Cash utilised by investing activities
(78)
(60) (65)
(138)
(134)
(255)
Cash flow from financing activities
Borrowings raised
–
– –
–
61
60
Borrowings repaid
–
– –
–
(1)
(44)
Cash generated by financing activities
–
– –
–
60
16
Foreign currency translation adjustments
(3)
(11) (11)
(14)
(13)
(17)
Net (decrease)/increase in cash and cash
equivalents
(83)
30 (6)
(53)
13
(37)
Cash and cash equivalents – beginning of
period
202
172 228
172
209
209
Cash and cash equivalents – end of period
119
202 222
119
222
172
1
Includes capital expenditure for Wafi-Golpu and other international projects of US$nil million in the December 2014 quarter (September 2014 quarter: US$1 million)
(December 2013 quarter: US$nil) and US$1 million in the year ended 30 June 2014.
* Cash generated by operating activities and cash utilised by investing activities previously reported as US$67 million and (US$62 million) restated to US$70 million and
(US$65 million) respectively in the December 2013 quarter. This is mainly related to the change in accounting policy for IFRIC 20.
# Cash generated by operating activities and cash utilised by investing activities previously reported as US$91 million and (US$125 million) restated to US$100 million and (US$134 million) respectively in the six months ended 31 December 2013. This is mainly related to the change in accounting policy for IFRIC 20.
The currency conversion average rates for the quarter ended: December 2014: US$1 = R11.22 (September 2014: US$1 = R10.77,
December 2013: US$1 = R10.12). For year ended: June 2014: US$1 = R10.35. Six months ended: December 2014: US$1 = R10.99
(December 2013: US$1 = R10.04).
Closing balance translated at closing rates of: December 2014: US$1 = R11.57 (September 2014: US$1 = R11.32, June 2014: US$1 =
R10.61, December 2013: US$1 = R10.46).
The cash flow statement for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.

SEGMENT REPORT (US$/IMPERIAL)
for the six months ended 31 December 2014 (unaudited)
Revenue
31 Dec
Production cost
31 Dec
Production
(loss)/profit
31 Dec
Mining assets
31 Dec
Capital
expenditure
#
31 Dec
Ounces produced
31 Dec
Tons milled
31 Dec
2014
2013
2014
2013
2014
2013
2014
2013
2014
2013
2014
2013
2014
2013
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t'000
South Africa
Underground
Kusasalethu
91
96
97
86
(6)
10
305
335
21
25
67 806
77 548
525
696
Doornkop
56
70
51
58
5
12
288
323
12
12
43 275
52 630
329
522
Phakisa
66
62
54
54
12
8
400
433
19
19
52 341
46 972
331
323
Tshepong
92
86
73
70
19
16
346
381
15
15
73 560
64 655
583
516
Masimong
56
61
46
51
10
10
76
98
8
8
45 107
46 361
411
386
Target 1
83
100
54
52
29
48
242
257
13
13
65 973
74 654
426
424
Bambanani
(a)
56
69
32
35
24
34
73
84
6
6
44 722
51 859
127
142
Joel
51
58
38
35
13
23
44
34
8
8
37 359
44 079
314
339
Unisel
38
42
31
31
7
11
54
33
6
4
30 479
31 765
248
237
Target 3
20
31
16
29
4
2
47
49
2
7
15 529
23 856
99
173
Surface
All other surface operations
64
65
53
50
11
15
41
45
2
2
50 316
51 570
5 761
5 935
Total South Africa
673
740
545
551
128
189
1 916
2 072
112
119         526 467          565 949
9 154
9 693
International
Hidden Valley
66
65
56
53
10
12
301
341
3
7
48 837
49 737
998
1 113
Total international
66
65
56
53
10
12
301
341
3
7
48 837
49 737
998
1 113
Total operations
739
805
601
604
138
201
2 217
2 413
115
126         575 304          615 686
10 152
10 806
#
Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of US$1 million (2013: US$nil).
(a)
Includes Steyn 2 for the December 2013 amounts.

Harmony Gold Mining Company Limited
Results for the second quarter FY15 and six months ended 31 December 2014

DEVELOPMENT RESULTS (METRIC)
Quarter ending December 2014
DEVELOPMENT RESULTS (IMPERIAL)
Quarter ending December 2014
Channel
Reef
Meters
Sampled
Meters
Width
(Cm's)
Value
(g/t)
Gold
(Cmg/t)
Tshepong
Basal 221 212 7,17 131,56 943
B Reef 114 98 160,20 3,56 570
All Reefs
335
310
55,55
14,85
825
Phakisa
Basal 334 348 55,26 19,16 1 059
All Reefs
334
348
55,26
19,16
1 059
Doornkop
South Reef 344 384 56,69 16,00 907
All Reefs
344
384
56,69
16,00
907
Kusasalethu
Vcr Reef 596 348 99,00 10,09 999
All Reefs
596
348
99,00
10,09
999
Total Target
(incl. Target 1 & Target 3)
Elsburg 77 96 266,00 2,46 654
All Reefs
77
96
266,00
2,46
654
Masimong 5
Basal 591 552 46,56 18,50 861
B Reef 202 198 59,36 21,81 1 295
All Reefs
792
750
49,94
19,54
976
Unisel
Basal 273 216 170,15 3,31 563
Leader 498 402 231,82 6,31 1 463
All Reefs
771
618
210,27
5,46
1 149
Joel
Beatrix 222 291 93,00 11,61 1 080
All Reefs
222
291
93,00
11,61
1 080
Total Harmony
Basal 1419 1328 62,65 14,01 878
Beatrix 222 291 93,00 11,61 1 080
Leader 498 402 231,82 6,31 1 463
B Reef 316 296 92,75 11,37 1 055
Elsburg 77 96 266,00 2,46 654
South Reef 344 384 56,69 16,00 907
Vcr 596 348 99,00 10,09 999
All Reefs
3472
3145
99,42
10,04
998
Channel
Reef
Feet
Sampled
Feet
Width
(Inch)
Value
(oz/t)
Gold
(In.oz/t)
Tshepong
Basal 723 696 3,00 3,61 11
B Reef 374 322 63,00 0,10 7
All Reefs
1097
1017
22,00
0,43
9
Phakisa
Basal 1097 1142 22,00 0,55 12
All Reefs
1097
1142
22,00
0,55
12
Doornkop
South Reef 1129 1260 22,00 0,47 10
All Reefs
1129
1260
22,00
0,47
10
Kusasalethu
Vcr Reef 1955 1142 39,00 0,29 11
All Reefs
1955
1142
39,00
0,29
11
Total Target
(incl. Target 1 & Target 3)
Elsburg 253 315 105,00 0,07 8
All Reefs
253
315
105,00
0,07
8
Masimong 5
Basal 1938 1811 18,00 0,55 10
B Reef 662 650 23,00 0,65 15
All Reefs
2599
2461
20,00
0,56
11
Unisel
Basal 896 709 67,00 0,10 6
Leader 1634 1319 91,00 0,18 17
All Reefs
2529
2028
83,00
0,16
13
Joel
Beatrix 730 955 37,00 0,34 12
All Reefs
730
955
37,00
0,34
12
Total Harmony
Basal 4654 4357 25,00 0,40 10
Beatrix 730 955 37,00 0,34 12
Leader 1634 1319 91,00 0,18 17
B Reef 1036 971 37,00 0,33 12
Elsburg 253 315 105,00 0,07 8
South Reef 1129 1260 22,00 0,47 10
Vcr 1955 1142 39,00 0,29 11
All Reefs
11390
10318
39,00
0,29
11

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 9, 2015
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director